Dreyfus Growth and Value Funds, Inc.
200 Park Avenue
New York, New York 10166

April 12, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: John C. Grzeskiewicz, Esq.

Re: Dreyfus Growth and Value Funds, Inc.
Request for Withdrawal of Post-Effective Amendment to
Registration Statement on Form N-1A (File Nos. 33-51061; 811-07123)

Ladies and Gentlemen:

On January 23, 2004, Dreyfus Growth and Value Funds, Inc. (the "Fund") filed Post-Effective Amendment No. 60 to the Fund's Registration Statement on Form N-1A (the "Amendment") to add a new series of the Fund, Dreyfus Premier Real Return Fund (the "Series"). The Fund has determined not to proceed with the new Series. Accordingly, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Fund hereby requests the withdrawal of the Amendment.

Sincerely,

DREYFUS GROWTH AND VALUE FUNDS, INC.

By: /s/ Michael A. Rosenberg
       Name: Michael A. Rosenberg
       Title: Secretary